Request for
Member Approval
Review of the Restructuring
Proposal and Visa Inc. 2007
Equity Incentive
Compensation Plan
Draft as of Sept. 12, 2007
Note: This deck may be tailored by
Region; any regional revisions require
Legal review
Filed by Visa Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Visa Inc.
Commission File No. 333-143966

Thank you for making time for today’s discussion.
The intent of our meeting today is to brief you on Visa’s restructuring proposal.
As you’ll hear today, we believe strongly that the proposed restructuring will enable Visa to compete more effectively and better serve you.
And to that end, we hope you will provide your consent to the proposed restructuring and the Visa Inc. 2007
Equity Incentive Compensation Plan.

Visa has filed documents regarding the proposed restructuring with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety because they contain important information about the proposed restructuring.
The definitive proxy statement-prospectus has been mailed to eligible members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the
Web site maintained by the SEC at www.sec.gov or from
D.F. King & Co.,48 Wall Street, New York, NY 10005.

• [Read Legal Disclaimer]

This presentation contains forward-looking statements. These statements may be identified by the use of words such as "will," "believes," "anticipates,"
"intends," "estimates," "expects," "projects," "plans" or similar expressions.
Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa's current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa's members for the proposed restructuring and related transactions; successful completion of the restructuring and related transactions; the outcome of legal proceedings;
uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

[Read Legal Disclaimer]
If asked about the IPO, generally reply “no comment.” If pressed, please make sure the member understands that we cannot say more than what is in the proxy statement-prospectus and there are no guarantees that
Visa will ever conduct an IPO (refer to Q&A, page iii of the proxy statement-prospectus)
What are the reasons for the restructuring?
We believe the restructuring will enable Visa Inc. to compete more effectively and better serve our customers by streamlining decision making, facilitating business growth and enhancing Visa Inc.’s ability to coordinate business on a global basis, while preserving our existing competitive advantages, such as strong local market relationships, expertise and execution. In addition, we believe that the global restructuring will enable
Visa Inc. to facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues arising in today’s marketplace, while also presenting an opportunity to increase operational efficiency. The restructuring is also intended to facilitate an initial public offering of shares in Visa Inc.
When will Visa Inc. conduct an initial public offering?
The loss sharing agreement, which forms a part of our retrospective responsibility plan (described below), provides that we must use our commercially reasonable efforts to complete an initial public offering within
120 days after the closing of the restructuring. If we do not complete the initial public offering within 240 days after the closing of the restructuring, the obligations of the Visa USA member signatories under the agreement may be suspended until we have completed our initial public offering, at which point the obligations under the agreement will be reinstated in full as if they had never been suspended. This 240-day period may be extended under certain circumstances. As a result, we intend to commence planning for an initial public offering after the completion of the restructuring. However, there are many issues that are outside of our control, such as market factors, that could prevent us from completing an initial public offering, and we may never do so.

The Restructuring Proposal
• The restructuring agreement proposes a
series of
transactions by which Visa International, Visa
USA and Visa Canada will become subsidiaries
of Visa Inc.
•
Visa Europe will become a stockholder of Visa
Inc.
and will
enter a series of contractual
relationships that will govern its relationship
with Visa Inc.

As a reminder, in June, we announced the signing of the restructuring agreement and our intention to restructure as a means to enable us to compete more effectively and better serve our customers.
In the proposed restructuring, Visa USA, Visa Canada and Visa International will merge and become wholly-
owned subsidiaries of Visa Inc.
Visa Europe will remain a separate entity focused on meeting the unique needs of its customers in the European market. It will retain its membership association structure and become a licensee and stockholder of Visa Inc.
Reference page 89
within the proxy statement-prospectus.

The boards of directors
of Visa International,
Visa USA and Visa Canada have approved the
restructuring agreement and recommend that
their respective members approve the
restructuring proposal
Restructuring Proposal:
Recommended by the Boards of Directors

This restructuring proposal is the culmination of a long and thorough review process by our regional boards around the world.
Also note -- The boards of directors of Visa AP, Visa CEMEA and Visa LAC have determined that the restructuring is advisable and in the best interest of their respective members, taken as a whole.
Our local [REGION] management and board have been deeply involved in the negotiations that went into crafting the restructuring agreement.
By now you should have received your proxy statement-prospectus which includes a plain language summary of the agreement and an extensive Q&A designed to answer members’ main questions abut the proposed restructuring.
We’ll talk about the highlights today … I strongly encourage you to read the proxy statement-prospectus carefully and in its entirety, and let me know if you have any questions.
The boards of directors of Visa International, Visa USA and Visa Canada have specifically recommended that you and the other members of Visa [REGION] approve the restructuring proposal.
NOTE: If asked, confirm that the board of directors of Visa Europe approved the restructuring agreement as well.

•
The restructuring proposal has been reviewed by
financial advisors appointed by each of the
boards of directors of Visa International, Visa
Canada, Visa USA, Visa AP, Visa LAC and Visa
CEMEA to provide them with an opinion with
respect to the fairness of the restructuring to
the members of the region from a financial
point of view
Restructuring Proposal:
Financial Advisors

In addition to the approval of the participating members of the boards of directors from each region and Visa
International who approved the global restructuring agreement, the agreement has also been reviewed by outside financial advisors who were selected by each region.
Here in [REGION] we selected [FINANCIAL ADVISOR NAME] who thoroughly reviewed the proposed restructuring and declared it fair to the members of the region from a financial point of view.

Changing to Compete More Effectively,
Better Serve Our Customers
Visa Inc. believes the proposed restructuring will:
• Streamline decision making
• Facilitate business growth
• Enhance its ability to coordinate business on a global basis
• Preserve its existing competitive advantages, such as its strong local market relationships, expertise and execution
• Facilitate a common, global approach, where appropriate,
to the legal, regulatory and competitive issues in today’s marketplace
• Increase operational efficiency
• Facilitate an initial public offering and thereby provide access to capital

Before we get into the details of the proposed restructuring, I’d like to remind you why we have undertaken this process.
As described in the proxy statement-prospectus, we believe that we need to change to do a better job of competing more effectively and meeting the needs of our customers.
Specifically, we believe that the proposed restructuring will enable the company to:
• streamline decision making;
• facilitate business growth;
• enhance our ability to coordinate business on a global basis;
• maintain existing competitive advantages;
• preserve our strong local market relationships, expertise and execution;
• facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues in today’s marketplace
• increase our operational efficiency; and
• ultimately facilitate an IPO.

Visa Member Interests Following the
Restructuring
• Eligible Visa members will have equity in Visa Inc. and non-equity interests in Visa International or Visa USA
– Equity interests will represent voting and economic rights, and will be represented by common stock of Visa Inc.
– Non-equity interest will represent commercial and other rights and obligations regarding participation in the Visa payments system
• Existing contractual agreements will not be affected by the restructuring
• Existing operating regulations and rules will remain in place
•
[Canada only: Visa Canada members will enter into services agreem ents which embody commercial and other rights and obligations regarding participation in the Visa payments system]
Our goal is to minimize disruption to our
ongoing business relations with you

Interests of eligible Visa members will be converted to equity and non-equity interests in Visa International and
Visa USA.
Equity interests will represent your voting and economic rights and will be converted into common stock of Visa
Inc.
Your non-equity interest represents your commercial agreements and obligations for participating in the Visa payments system.
Your existing contractual agreements will not be affected by the restructuring; and existing operating regulations and rules remain in place as well.
Our goal throughout this process is to minimize the disruption to our ongoing business relations with our members, continuing to deliver results for you is most important to us.
Additional details about equity and non-equity interests can be found in the proxy statement-prospectus on page iv.

Your Equity Interests
•
As an eligible member of Visa [Region], you will receive a regional class of Visa Inc. common stock
– Shares are initially allocated among all Visa regions
• For participating regions this has been based on each region’s projected net income contribution for 2008
– Regional class shares are then allocated to eligible members within participating regions
• For Visa USA, shares will be allocated to each member of Visa USA in accordance with the Visa USA membership proportion
• For Visa Canada, shares will be allocated to each member of Visa Canada based on its Visa card sales volume from Oct. 1, 1990, to the Sept. 30 immediately preceding the date on which the restructuring is consummated
• For Visa AP, Visa LAC and Visa CEMEA, allocation is based equally on contribution of net fees and total volume, as a proportion of the regional total, from Oct. 1, 2001 to June 30, 2007

The initial regional share allocations have been based on projected 2008 net income contributions and also reflect the allocation of synergies and other considerations.
These regional ownership numbers can be found in the proxy statement-prospectus, beginning on page 93.
These regional class shares have been allocated to eligible members within participating regions.
The methodology for allocation of shares among a participating region’s financial institution members will differ from region to region. The methodology reflects each regional entity’s existing governance structure as well as applicable laws.
•With regard to Visa USA, the shares will be allocated to each member of Visa USA in accordance with the Visa
USA membership proportion as defined in the Visa USA certificate of incorporation.
•With regard to Visa Canada, the shares will be allocated to each member of Visa Canada based on its Visa card sales volume as defined in the bylaws of Visa Canada for the period from October 1, 1990 to the
September 30 immediately preceding the date on which the restructuring is consummated.
•With regard to Visa AP, Visa LAC and Visa CEMEA, the shares will be allocated to eligible members of Visa
International in accordance with a formula based on net fees and total volume of a member entitled to receive shares
– The formula measures the net fees paid by, and total volume of, a member financial institution entitled to receive shares in proportion to the aggregate net fees paid by, and total volumes of, all such member financial institutions within the applicable unincorporated region.
– The net fees and total volume components are weighted equally in determining the equity allocation of each eligible financial institution member of each of Visa AP, Visa LAC and Visa CEMEA.
– At the restructuring closing, the eligible financial institution members of Visa AP, Visa LAC and Visa
CEMEA will receive an initial allocation of shares based upon net fees and total volume for each such region beginning on October 1, 2001 and ending on June 30, 2007.

Your Equity Interests cont.
–
Subsequently, each member's regional class shares will be converted into [For Visa USA:
class B] [For Non-US members:
class C] Visa Inc.
common stock. The conversion ratio used will be based on:
• The regional true-up process, which adjusts the allocation of shares among the participating regions¹
to reflect each region’s relative actual
performance as compared with projections during the measurement period
• For members in Visa AP, Visa LAC and Visa CEMEA, an additional adjustment will be made based a formula that measures each member’s contribution of net fees and total volumes, from Oct. 1, 2001, to the last day of the measurement period for the true-up
Each member’s estimated allocation of regional shares is printed on the proxy card sent with the proxy statement-prospectus
1 Visa Europe is not a participating region

This initial allocation will be subject to adjustment based on the net fees and total volume of each member in proportion to the aggregate net fees and aggregate total volumes for all members within the applicable region during the period from Oct. 1, 2001 through the last day of the measurement period for the true up.
As an eligible member, your estimated allocation of regional shares is printed on the proxy card sent with the proxy statement-prospectus
As you may recall, these initial regional ownership allocations will be subject to a “true-up process” prior to an
IPO.
The true-up process is designed to ensure that final ownership allocations reflect actual performance as compared to the estimates used for the initial calculation.
Measurement Period -- The measurement period will be the four quarters ending September 30, 2008;
provided, however, that if Visa Inc. files a registration statement on Form S-1 for an initial public offering prior to the end of fiscal 2008, then the measurement period will be the four quarter period ending with (and including) the latest quarter for which financial statements are included in the registration statement on Form
S-1 on the date it is declared effective by the SEC. In no event, however, will the measurement period be any earlier than the four quarters ending September 30, 2007.
Following the end of the measuring period, the initial equity allocation to members will be adjusted through a conversion of members' initial shares into shares of a different class. This conversion is expected to occur not more than 5 business days prior to our initial public offering, but if our initial public offering does not occur prior to September 30, 2008, the conversion will occur within 50 days after September 30, 2008."
For members in Visa AP, Visa LAC and Visa CEMEA, the member level allocation methodology will be the same across such regions.
The calculation methodology for the true up process is described in the proxy statement-prospectus, on pages 93-95.

Ownership Milestones
IPO
Pre-IPO
Ownership Transition Solicitation Period
Portions of members’ shares of Visa Inc.
stock are redeemed from proceeds of IPO
Visa Inc. intends to commence planning for an initial public offering after the completion of the proposed restructuring
Members receive initial equity allocation in
regional class stock
Determine conversion ratio into Visa Inc.
stock
Merger closes, create single company, Visa Inc.
Visa Inc. reports quarterly financial performance
• Regions submit quarterly financial information
Pre-IPO, in connection with true-up, member equity reallocated based on regional actual performance relative to projections
Members in Visa AP, Visa LAC and Visa CEMEA are also
subject to member-level true up based on individual
contribution compared with other members in those regions
Targeted member consent
Execute the letter of transmittal
Eligible members receive proxy card that specifies approximate number of shares they will be entitled to receive upon the
closing of the restructuring and the delivery of their letter of transmittal
Targeted members asked to:
• Adopt and approve the Global Restructuring Agreement
• Approve the Visa Inc. 2007 Equity Incentive Compensation Plan

A phased approach has been devised to carry us from our current state to our end state.
This slide is designed to provide context for what will happen to your ownership interests during the phases of the transition.
First, you are being asked to approve the restructuring proposal, and after you have reviewed the proxy statement-prospectus, you are asked to submit your proxy authorizing your consent to the proposed restructuring along with the letter of transmittal, designed to cancel your current equity Visa membership so that we may convert it to ownership interest in Visa Inc., in accordance with your estimated initial equity allocation.
With the completion of the restructuring, members will receive notification of their shareholding (reflecting their initial equity allocation), which will be held in an electronic book register.
And then prior to an IPO, we will execute the true-up, when there will be a final adjustment to members’ equity allocations.
At the time of an IPO, new shares will be issued and members’ shares will be partially redeemed, which will generally result in a dilution of members’ percentage ownership of Visa Inc.
Reference pages 93-95
within the proxy statement-prospectus.

Governance Upon Completion of the
Restructuring
Visa Inc. Board of Directors
–
Ten independent
directors,
who will comprise a majority
–
Visa Inc. CEO
Joseph Saunders
–
Seven directors
drawn from six Visa geographic regions
(two from Visa USA, Visa Europe director will step down
prior to an IPO of Visa Inc.)
Visa Inc. believes this governance structure will make the
organization more responsive to our customers by streamlining our decision-making and enabling Visa Inc. to facilitate a common, global approach, where appropriate, to the legal, regulatory and competitive issues in today’s marketplace

As our ownership structure changes, so too will our governance structure.  Upon closing of the restructuring, Visa Inc.’s board will be composed of a majority of independent directors, meeting today’s best practices in corporate governance.
•We recently announced our new slate of directors. In addition to Joseph Saunders, Chairman and Chief Executive Officer of Visa Inc.,
the Board of Directors of Visa Inc. will include 10 independent directors and seven directors drawn from each of Visa's geographic operating regions.
•The following individuals were named to serve as the independent directors after the completion of the proposed restructuring:
– Thomas Campbell, Bank of America Dean and Professor of Business, the Haas School of Business, University of California,
Berkeley
– Gary Coughlan, Former Chief Financial Officer and Senior Vice President of Finance, Abbott Laboratories
– Mary B. Cranston, Firm Senior Partner, Pillsbury Winthrop Shaw Pittman LLC
– Francisco Javier Fernandez-Carbajal, Former Chief Executive Officer, Corporate Development Division, Grupo Financiero BBVA
Bancomer
– Suzanne Nora Johnson, Former Vice Chairman, The Goldman Sachs Group, Inc.
– Robert W. Matschullat, Former Vice Chairman and Chief Financial Officer, Seagram Company Limited
– Cathy Elizabeth Minehan, Former President and Chief Executive Officer, Federal Reserve Bank of Boston
– David J. Pang, Former Chief Executive Officer, Airport Authority of Hong Kong and Former Corporate Vice President, E.I.
DuPont and Former Chairman, DuPont Greater China
– William Shanahan, Former President, Colgate-Palmolive Company
– John Swainson, President, Chief Executive Officer and Director, CA, Inc.
•The following individuals were named to serve as the regional directors after the completion of the proposed restructuring:
– Peter Hawkins, Chairman of Visa Asia Pacific Region, director of Visa International and director of Inovant
– David McKay, Chairman of Visa Canada, director of Visa International and Executive Vice President of Personal Financial
Services, Royal Bank of Canada
– Hani Al-Qadi, General Manager and Vice Chairman, Arab Jordan Investment Bank, and regional director of Visa Central Europe
Middle East Africa (CEMEA)
– Hans van der Velde, Deputy Chairman of Visa Europe and director of Visa International and Inovant
– Segismundo Schulin-Zeuthen, Chairman of Visa Latin America and Caribbean Region and director of Visa International and
Inovant
– Charles T. Doyle, Chairman, Texas First Bank and Chairman, Texas Independent Bancshares, Inc. and director of Visa USA,
Visa International and Inovant
– Charles W. Scharf, Chief Executive Officer, Retail Financial Services, JPMorgan Chase & Co. and director of Visa USA
Reference pages 279 -284
in proxy statement-prospectus.

Visa Inc.’s Relationship with
Visa Europe
• Visa Europe will remain a separate entity; it will retain its current structure and will become a stockholder of Visa Inc.
• Visa Europe will also become an exclusive licensee of Visa Inc.’s trademarks and technology in Visa Europe’s region
• Visa Inc. and Visa Europe will provide each other with services to maintain interoperability
• Visa Europe believes that by being owned and governed by its
European member financial institutions, it will be best positioned to serve a borderless payment market in Europe, meet the goals of its member financial institutions, consumers and merchants, and support the European Union’s vision of a Single Euro
Payments Area, or SEPA

As discussed at the beginning of our conversation, Visa Europe will retain its member association structure and become a licensee of Visa Inc.
Visa Europe will remain a separate entity focused on meeting the unique needs of its customers in the European market who support the European Union’s vision of a Single Euro Payments Area, or SEPA. Visa Europe will become a stockholder of Visa Inc.
At the same time, the global Visa enterprise expects to work seamlessly, enhancing interoperability, reliability and security for Visa members, customers, cardholders and merchants around the world.
Visa Inc. and Visa Europe will enter into a framework agreement that will govern how the two entities will operate together. The framework agreement governs:
– The Technology License and Trademark License, which is an exclusive license of Visa Inc. governing Visa
Europe’s use of the Visa brand and technology.  In exchange for the rights the license provides, Visa Europe will pay Visa Inc. a licensing fee.
– The Bilateral Services, which are transitional and ongoing services that Visa Inc. and Visa Europe will provide each other
Reference pages 315-316
within the proxy statement-prospectus.

Retrospective Responsibility Plan
• The restructuring entails the establishment of mechanisms
by which members of Visa USA will bear responsibility for
liabilities related to the covered litigation
• The retrospective responsibility plan provides for a variety of means to fund any judgment or settlement in a covered
litigation
• Upon the completion of an IPO, Visa Inc. will deposit a
portion of the net proceeds in an escrow account from
which settlements of, or judgments relating to, the covered
litigation would be paid

One of the reasons for pursuing the restructuring was to better position Visa to address the legal, regulatory and competitive issues arising in today’s marketplace.
In the proxy statement-prospectus, we describe a plan by which upon the completion of a potential IPO, Visa Inc.
will deposit a portion of the net proceeds in an escrow account from which settlements of, or judgments relating to, the covered litigation would be paid.
As described in the proxy statement-prospectus, covered cases include:
– Discover Financial Services v. Visa USA Inc
– American Express Travel Related Services Co., Inc. v. Visa USA, Inc. et al.
– Attridge v. Visa USA, Inc. et al.
– Multi-district litigation 1720 and claims challenging the restructuring that are consolidated with multidistrict litigation 1720
Upon an IPO, we expect Visa Inc. stock will be divided into three classes:
– Class A will be publicly-owned.
– US financial institutions will own Class B shares; these shares will be subject to dilution upon the initial funding of the escrow account and any subsequent sales of loss shares.
– Class C shares will be owned by all non-US financial institutions and will not be subject to dilution in connection with the retrospective responsibility plan.
Reference pages 96-99
within the proxy statement-prospectus.

Next Steps:
Submit Your Approval
The [Visa International/USA/Canada] board of
directors recommends that members approve the
restructuring proposal
To submit your consent, complete and submit the proxy card
Execute your letter of transmittal, which is a condition to your receipt of Visa Inc. stock
1
2
Voting members may submit their approval via phone or the Web:
– Members will be asked to verify their identity
– By phone [INSERT PHONE NUMBER]
– By Web [INSERT WEB SITE]

We started today’s conversation by saying how important it is that you submit your approval of the restructuring proposal.
I hope that I have successfully provided sufficient information to help you complete your evaluation of the proposed restructuring.
If you haven’t had a chance, we recommend that you thoroughly review the proxy statement-prospectus in its entirety.
And let me say one more time, thank you for your support and continued partnership throughout the restructuring.
If you are ready to submit your approval, I can take your signed proxy card today.
Alternatively, you received with the proxy statement-prospectus a simple set of instructions for submitting your vote via a web site or phone. If you don’t have your instruction sheet, please let me know and I can assist in connecting you with our solicitation firm, DF King.
As a reminder, the Letter of Transmittal, among other things, cancels your equity interest in Visa International [or
Visa USA] and is a condition to Visa Inc.’s issuing your stock.
In the meantime, please let me know if you have any questions about the restructuring agreement or solicitation process. I’ll be eager to help answer them.
Reference page ix of the Q&A.

Appendix
To be used selectively
with Visa Legal present
as co-presenter
Note: This section includes
supplemental slides that may be added
to the main deck in response to specific
areas of interest expressed by a member

Appendix:
Table of Contents
1. Ownership percentages
2. Visa International Equity Allocation
3. True-Up Process
4. Equity Incentive Plan
5. Regionality
6. Visa’s Relationship with Visa Europe
7. Put/Call Option
8. Components of Retrospective Responsibility Plan

Following are a series of slides that may be used to supplement the main solicitation deck. This content should be delivered in partnership with a representative from Visa Legal.

Ownership
Ownership approach
• For the participating regions, the initial
allocation of Visa Inc. shares is based
primarily on projected contributions to
FY08 net income to the overall
Visa enterprise
• The initial allocation also reflects
negotiated adjustments that were
made to reflect potential operating
synergies and one-time adjustments
to financial projections
• Visa Europe’s allocation was the
result of a negotiation between the
regions participating in Visa Inc. and
Visa Europe
• Ownership allocation percentage to be
determined at the true-up stage, based
on proportion of projected earnings
contribution plus one-time adjustments
Visa Inc.
Ownership (pre-true-up)*
Visa USA
(1)
57.06%
Visa AP 15.94%
Visa LAC 10.73%
Visa CEMEA 4.92%
Visa Canada 2.95%
Visa Europe
(2)
** 8.40%
Visa Europe
(3)
**
Total 100.00%
(1)Excluding shares of class USA common stock held by Visa USA
(2)Excluding class EU (series II) common stock but including 549,587 shares of class EU (series III) common stock issued to VESI, a subsidiary of Visa Europe
(3)Class EU (series II) common stock
*Does not include Visa Europe’s redeemable shares
**Visa Europe is not subject to true-up; percentages do not include redeemable “gross up” shares in an amount sufficient to increase Visa
Europe’s interest to 10%

On this slide, you will see the initial ownership percentage of Visa Inc. for each participating region as well as Visa
Europe.
The initial regional share allocation is based on projected 2008 net income contributions and also reflect allocation of synergies and other certain considerations.
Ownership allocations are based primarily on regional projections of 2008 performance.
These estimates have been vetted and approved by all the regional boards, and can be found in the proxy statement-
prospectus on page XX.
The initial regional ownership for all regions will be subject to a “true-up process” prior to a potential IPO.
Visa Europe will own a minority stake in Visa Inc.
The ownership approach is described in the proxy statement-prospectus, beginning on page 93.

Visa International Equity Eligibility
Methodology Includes:
• Members eligible to receive Visa Inc. common stock of the applicable regional class must:
– be a member of Visa International that is not sponsored by any other member of Visa International,
Visa USA, Visa Europe or Visa Canada in one of the following categories of membership:
–
Principal member, Visa Cash Program Participant member, Plus Program Participant member, Cheque Issuer member, Merchant Acquirer member, Travel Money Issuer member,
Interlink Program Participant member or Cash Disbursement member;
– have an initial ownership percentage as defined in the restructuring agreement that is a positive number; and
– be identified in the books and records of Visa International as being affiliated with the applicable unincorporated region (except in the case of Cheque Issuer members or Travel Money
Issuer members)
• Proxy statement-prospectus contains information on the treatment of credit for historic fees and volumes for the following circumstances:
– Acquisitions, portfolio transfers, foreign branch licensees who upgrade to principal membership, sponsored members who upgrade to principal membership, principal members who downgrade to a sponsored category
• Foreign branch licensees:
– Will receive credit for its historical fees paid and total volumes reported directly to the unincorporated Visa region in which it is situated, unless the parent of such foreign branch licensee is situated within the same region, in which case such historical fees and total volume will be allocated to its parent entity

Re: Methodology.
A consistent methodology for equity allocation has been developed for all Visa International members. It was considered and recommended for approval by the regional boards of AP, CEMEA, and LAC, and approved by Visa
International.
The methodology has been articulated in careful detail in the restructuring agreement, and it is summarized in the
S-4.
Implementation of the methodology has been undertaken by Visa management, to arrive at individual member allocations.
Refer to page 95-96 in the proxy statement-prospectus

Voting Allocation
•
[For Visa USA and Visa International] The voting power of members of is determined by the respective entity’s existing certificate of incorporation and bylaws, and applicable Delaware law.
– This allocation is indicated on the proxy card that accompanied the proxy statement-prospectus that each voting member received in the mail.
•
[For Visa Canada] The voting power of members is determined by Visa
Canada’s existing letters patent, supplementary letters patent and bylaws, and applicable Ontario law.
– A statement of voting power allocations has been distributed to all Visa
Canada members and is binding, except in the case of manifest error, in accordance with Visa Canada bylaw 5.04(b)

For more information, refer to page X of the proxy-statement prospectus:
What determines my voting power?
The voting power of members of Visa International and Visa USA is determined by the respective entity’s certificate of incorporation and bylaws, and applicable Delaware law.  For members of Visa International and Visa USA, your voting power allocation is indicated on the proxy card accompanying this proxy statement-prospectus.  For more information on the allocation of voting power, see “The Proxy Solicitation—Consent Required.”
The voting power of members of Visa Canada is determined by Visa Canada’s existing letters patent, supplementary letters patent and bylaws, and applicable Ontario law.  In accordance with Visa Canada bylaw
5.04(b), a statement of voting power allocations has been distributed to all Visa Canada members and is binding, except in the case of manifest error.

True-Up Process: Key Steps
Final Visa Inc. ownership will be based on adjusted Net Income Equivalent due to variance factor.
Adjustment-will
take
effect-automatically
prior to a potential IPO
effective date
Step 5
True-Up of
Ownership
Multiply the previously agreed 2008 Net Income forecast by the adjustment factor and add adjustments back to determine revised ownership
Step 4
Adjust 2008E Net
Income Equivalent
If the % variance is outside the pre-determined tolerance bands the improvement/(shortfall) is multiplied by 1.5x to arrive at a 2008 Net Income adjustment factor
Step 3
Calculate Variance
and Adjustment
Factor
Compare actual Net Revenue for the measurement period to initial baseline projected Net Revenue for each Region
– Calculate % variance between actual and baseline
Step 2
Compare to Baseline
Projections
Determine measurement period and calculate actual Net Revenue for each region
Process began October 1, 2006
– Final period of measurement will be fiscal 2008 or the actual 4 quarters preceding the initial S-1 filing
Step 1
Measure Actual Net
Revenue

In order to better reflect relative actual performance as compared with projections, there will be a reallocation of shares, or true-up, based on each region’s relative under- or over-achievement of its net revenue targets for the measurement period
• The measurement period will be the four quarters ending Sept. 30, 2008; provided, however, that if Visa Inc.
files a registration statement on Form S-1 for an initial public offering prior to the end of fiscal 2008, then the measurement period will be the four quarter period ending with (and including) the latest quarter for which financial statements are included in the registration statement on Form S-1 on the date it is declared effective by the SEC. In no event, however, will the measurement period be any earlier than the four quarters ending Sept. 30, 2007.
Following the end of the measuring period, the initial equity allocation to members will be adjusted through a conversion of members' initial shares into shares of a different class. This conversion is expected to occur not more than 5 business days prior to our initial public offering, but if our initial public offering does not occur prior to September 30, 2008, the conversion will occur within 50 days after September 30, 2008.
• Based on that evaluation, it provides a mechanism to encourage revenue growth
• Because the true-up calculation is based on relative financial performance among the regions, it is possible that a region could meet or exceed its net revenue goals and be allocated fewer shares as a result of the true-up if other regions were to outperform their revenue targets by a greater percentage.
• A region’s adjusted amount equals the baseline amount multiplied by the applicable multiplier, plus an additional, negotiated amount for, among other things, a negotiated portion of the overall expected cost savings relating to the restructuring
• The true-up process will affect individual members differently depending on whether they fall under incorporated or unincorporated regions.
– The conversion rate utilized in the true-up will be fixed at the regional level for Visa USA and Visa
Canada members
– The conversion rate utilized in the true-up will be fixed on a member by member basis for Visa AP, Visa
LAC, and Visa CEMEA members
The calculation methodology for the true up process is described in the proxy statement-prospectus, on pages 93-96.

2007 Equity Incentive Plan
• Intended to promote our long-term success and increase stockholder value by attracting, motivating, and retaining our non-employee directors, officers, employees and consultants
– Allows the flexibility to grant or award stock options, stock appreciation rights or SARs, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-
based awards to eligible persons
– Covers a total of up to 59,000,000 shares of common stock
–
Will become effective on the date approved by the affirmative vote of both:
• The members holding membership interests in Visa International, Visa USA and
Visa Canada; and
• Visa International, the sole stockholder of Visa Inc. prior to the restructuring.
The compensation committee of the Visa Inc. board of directors will have authority to operate, manage and administer the equity incentive plan

The 2007 Equity Incentive plan is intended to promote our long-term success and increase stockholder value by attracting, motivating, and retaining our non-employee directors, officers, employees and consultants and those of our subsidiaries and affiliates
• allows the flexibility to grant or award stock options, stock appreciation rights or SARs, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to eligible persons
• covers a total of up to 59,000,000 shares of common stock
•No awards have been made under the equity incentive plan.
The 2007 Equity Incentive Plan will be effective when approved by the affirmative vote of both:
• the members holding membership interests in Visa International, Visa USA and Visa Canada, which, assuming the completion of the restructuring, would represent a majority of the outstanding shares of common stock of Visa Inc. immediately after the closing; and
• Visa International, the sole stockholder of Visa Inc. prior to the restructuring.
•Features:
• The compensation committee of our board of directors will have discretionary authority to operate, manage and administer the equity incentive plan in accordance with its terms.
• A maximum of 59,000,000 shares of common stock would be available for delivery under the Equity Incentive
Plan
• The compensation committee may grant awards under the equity incentive plan to our employees and consultants and those of our eligible subsidiaries and affiliates as well as our non-employee directors.
• Only our employees and those of our subsidiaries will be eligible to receive incentive stock options under the equity incentive plan.
For a complete description of plan features, reference pages 104 -110 and Annex K.

Regionality
• Pursuant to the restructuring agreement, Visa Inc., Visa USA,
Visa Canada, Visa AP, Visa LAC and Visa CEMEA will develop
internal Visa regional operating guidelines based on the
following principles:
– Visa Inc. will be organized around existing regional subsidiaries/
operating divisions
– Regional management will have responsibility for regional profits and losses
– Regional business plans will be developed at the regional level in accordance with Visa Inc.’s global business plan
– Regions will have adequate flexibility in the area of marketing and advertising, as well as in market development

[CONFIRM RELEVANCE TO TARGET MEMBER BEFORE INCLUDING]
It’s important to stress that while Visa Inc. is becoming a single, global company, it remains committed to one of Visa’s greatest strengths – our regionality.
We believe our local presence, knowledge and expertise in critical markets around the world will continue to be a key competitive advantage for us.
Specifically, prior to the closing of the restructuring, Visa Inc., Visa USA, Visa Canada, Visa AP, Visa
LAC and Visa CEMEA will develop internal Visa regional operating guidelines based on the following principles:
– Visa Inc. will be organized around existing regional subsidiaries/operating divisions.
– Regional management will have responsibility for regional profits and losses.
– Regional business plans will be developed at the regional level in accordance with Visa Inc.’s global business plan.
– Regions will have adequate flexibility in the area of marketing and advertising, as well as in market development.

Operations between
Visa Inc. and Visa Europe
The relationship between Visa Inc. and Visa Europe will be
governed by a framework agreement, which provides for
trademark and technology licenses and bilateral services
• Visa Europe will have exclusive, irrevocable and perpetual licenses to use the Visa trademarks and technology within its territory
• Visa Europe must comply with agreed global rules governing the use and interoperability of the Visa trademarks and the interoperability of
Visa Inc.’s systems with Visa Europe’s systems
• Visa Inc. and Visa Europe will provide each other with transitional and ongoing services similar to those services currently provided among Visa
International, Visa USA, Inovant, Visa Canada and Visa Europe

At the same time, the Visa enterprise expects to work seamlessly, enhancing interoperability, reliability and security for Visa members, customers, cardholders and merchants around the world.
Visa Inc. and Visa Europe will enter into a framework agreement that will govern how the two entities will operate together. The framework agreement governs:
– The Technology License and Trademark License, which is a perpetual, irrevocable and exclusive license by Visa Inc. that will govern Visa Europe’s use of the Visa brand and technology.  In exchange for the rights it provides, Visa Europe will pay Visa Inc. a licensing fee.
– The Bilateral Services, which are transitional and ongoing services that Visa Inc. and Visa Europe will provide each other.
Reference pages 315-316
within the proxy statement-prospectus

Put-Call Option
• Put option allows Visa Europe to be acquired by Visa Inc. at
Visa Europe’s option
• Call option allows Visa Inc. to acquire Visa Europe upon certain catastrophic European business performance triggers
• Valued on forward earnings, cost synergies, adjustments for non-recurring items and contingent liabilities, and Visa Inc.’s P/E multiple

Another important element of the restructuring proposal is the Put-Call Option.
Our agreement with Visa Europe also includes a provision that will result in the integration of Visa Europe into Visa Inc. under two distinct scenarios,
Under what is known as a “put option,” Visa Europe has the right to be acquired by Visa Inc.
The details for the Put-Call option include:
• Put option can be any time after the earlier of 365 days after the completion of an IPO and 605 days after the closing of the restructuring;
• Visa Inc. may exercise call option, subject to certain conditions, at any time following certain triggering events, but in any event not before the closing of an IPO of Visa Inc. common stock
• Until the date that is three years after the closing of the restructuring, Visa Inc. will have the option to pay with a combination of cash and common stock under defined parameters;
• After the date that is three years after the closing of the restructuring, payment to Europe will be in cash;
• Upon the exercise of the put option, Visa Inc. is obligated to pay the purchase price within 285 days, subject to limited exceptions.
And under what is known as a “call option,” Visa Inc. has the right to acquire Visa Europe if there are significant business performance issues that arise in Europe.
For either transaction, the general formula for determining value and price is agreed on and outlined in the proxy statement-prospectus.
Reference pages 316-318
within the proxy statement-prospectus.

Retrospective Responsibility Plan
• The restructuring will eliminate general indemnities under Visa
International by-laws and operating regulations, and will release members from claims by Visa International relating to the
covered litigation
• Settlements of, or final judgments relating to, the covered litigation, listed in the proxy statement-prospectus, will first be paid from an escrow account
– The conversion rate for the shares held by Visa USA members following an
IPO will be adjusted based upon the initial amount of the escrow
– Covered litigation includes Discover, American Express, Attridge, MDL 1720 and claims challenging the restructuring that are consolidated within
MDL 1720

Upon the completion of the initial public offering of Visa Inc. common stock, we will deposit a portion of the net proceeds of the offering in an escrow account from which may be paid settlements of, or judgments relating to, covered litigation described in the proxy statement-prospectus.
The net initial public offering proceeds less the sum of:
(i) the initial escrow amount,
(ii) any funds retained by Visa Inc. for general working capital purposes and
(iii) the $1.146 billion that is designated to redeem the Visa Europe class C (series II) shares will be used to redeem a portion of the shares of class B common stock and the shares of class C common stock
(other than the Visa Europe class C (series II) common stock).
The redemption price of these shares will equal the net initial public offering price per share.
Reference pages 96-99
within the proxy statement-prospectus.

Retrospective Responsibility Plan:
Non-US Member Considerations
• Judgment Sharing Agreements and Loss Sharing Agreement provide that the JSA and LSA signatories will share in a judgment enforced against Visa USA
– Visa USA previously entered into a judgment sharing agreement with certain of its members that have also been named as defendants in the lawsuit filed by American Express
• IPO escrow/Series B shares “waterfall” mechanisms will apply equally for defendants and non-defendant US banks
– To the extent that the amount of the initial escrow and any additional sale of loss shares is insufficient to resolve the covered litigation and reimburse judgment sharing and loss sharing payments by Visa USA’s members, Visa
Inc. will use commercially reasonable efforts to enforce the indemnification obligations of Visa USA’s members, pursuant to Visa USA’s certificate of incorporation and bylaws and in accordance with their membership agreements, for such shortfall

Visa USA, Visa International and Visa Inc. have entered a loss sharing agreement with some of the Visa USA members.
• The loss sharing agreement provides that the Visa USA members that are parties to the agreement will be responsible for a proportionate share of the liabilities associated with the covered litigation that might otherwise be borne by Visa U.S.A, Visa International or, in certain instances, Visa Inc.
• This proportionate share of each Visa USA member will be equal to the member’s membership proportion, as calculated in accordance with Visa USA’s certificate of incorporation.
Visa USA previously entered into a judgment sharing agreement with certain of its members that have also been named as defendants in the lawsuit filed by American Express, which we refer to as the Amex judgment sharing agreement.
In addition, Visa USA and Visa International have entered into an interchange judgment sharing agreement with certain Visa USA members that have been named as defendants in the merchant interchange litigation and the
Kendall litigation with regard to certain covered litigation.
Under the Amex judgment sharing agreement, the Visa USA members that are signatories will pay their membership proportion of the portion of a final judgment not allocated to the conduct of MasterCard. Under the interchange judgment sharing agreements, the Visa USA members that are signatories will pay their membership proportion of the portion of a final judgment not allocated to the conduct of MasterCard and will allocate among themselves the entirety of the portion of a final judgment allocated to the conduct of MasterCard.
Reference pages 96-99
within the proxy statement-prospectus.

Retrospective Responsibility Plan:
US Member Considerations
• US members will be responsible for their “Membership Proportion,” a single calculation that defines ownership, voting rights and funding responsibility for retrospective cases
• Responsibility will be commensurate with its membership proportion
• Retrospective responsibility plan contemplates the timely
consummation of an IPO
– Parties shall use all commercially reasonable efforts to conclude an
IPO within 120 days of the restructuring; obligations under the loss sharing agreement will be suspended if an IPO occurs later than 240 days after the restructuring (re-instated upon IPO)
– Exceptions for regulatory approvals, events of force majeure, or if financial institution directors on Visa Inc.’s board unanimously agree to delay offering
– If an IPO is delayed due to one of these exceptions, retrospective liability coverage will be extended

The shares of class B common stock that are retained by Visa USA members and that are not redeemed out of the proceeds of the initial public offering will be subject to dilution to the extent of the initial amount of the escrow account. This dilution of the shares of class B common stock will be accomplished through an adjustment to the conversion ratio of the shares of class B common stock. These shares will not be able to be converted into shares of class A common stock or, subject to limited exceptions, transferred until the later of the third anniversary of our initial public offering or the final resolution of the covered litigation. The shares of class C common stock held by members other than the Visa USA members will not be subject to this dilutive adjustment.
After the completion of our proposed initial public offering and at the request of the litigation committee, we expect to conduct follow-on offerings of our shares of class A common stock, which we refer to as loss shares, if the litigation committee deems it desirable to increase the escrow account. The proceeds from the sale of loss shares would then be deposited in the escrow account and the shares of class B common stock would be subject to additional dilution to the extent of the loss shares through a concurrent adjustment to the conversion ratio of the class B shares.
Any amounts remaining in the escrow account on the date on which all of the covered litigation has been resolved will be released back to us, and the conversion ratio of the shares of class B common stock then outstanding will be adjusted in the holders’ favor through a formula based on the released escrow amount and the market price of our stock.
To the extent that the amount of the initial escrow and any additional sale of loss shares is insufficient to fully resolve the covered litigation and reimburse judgment sharing and loss sharing payments by Visa USA’s members, we will use commercially reasonable efforts to enforce the indemnification obligations of Visa USA’s members for such excess amount, including but not limited to enforcing indemnification obligations pursuant to the loss sharing agreement, Visa USA’s certificate of incorporation and bylaws and in accordance with their membership agreements.
Reference pages 96-99
within the proxy statement-prospectus.

Retrospective Responsibility Plan
(cont.)
Plan arranges for members to be released from indemnity
obligations to Visa International related to covered litigation
• Apart from US banks’ obligations for covered litigation, upon the restructuring, US members will be relieved of their indemnification obligations arising out of Visa’s operation of its payment system for its members
• After an IPO, Visa Inc. will be responsible for its rules/practices/
conduct, like any public company
Detailed antitrust/governance review is underway to
minimize risk post-merger; will be implemented before IPO

As I said before, the retrospective responsibility plan put forth in the proxy statement-prospectus provides for a variety of means to fund any judgment or settlement in a covered litigation.
As outlined in the restructuring agreement, this plan establishes mechanisms by which members of Visa U.S.A. will bear responsibility for liabilities related to the covered litigation.
Reference pages 96-99 within the proxy statement-prospectus.